UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 40-8B25

APPLICATION FOR EXTENSION OF TIME

811-21720
Investment Company Act File Number

Northern Lights Fund Trust – MutualHedge Frontier Legends Fund
(exact name of registrant as specified in its charter)

Delaware	27-4312679
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4020 South 147th Street Omaha, NE	68137
(Address of principal executive offices)	(Zip Code)

1-631-470-2600
(Registrant's telephone number)

PART I
RULE 8b-25

The Registrant files this Application for Extension of Time pursuant to Rule 8b-25 under the Investment Company Act of 1940, as amended (the “Investment Company Act”) (17 CFR 270.8b-25), respectfully requesting that the date for the timely filing of its Quarterly Schedule of Portfolio Holdings of Registered Management Investment Company on Form N-Q (“Form N-Q”), which is filed pursuant to Rule 30b-15 under the Investment Company Act, be extended from August 29, 2011 to October 28, 2011 as permitted by Rule 8b-25.

Due to a recent change in an accounting interpretation of the presentation in the Fund’s financial statements, including its schedule of portfolio holdings, the Company is not able to finalize the presentation of these investments in its schedule of portfolio holdings for a timely filing of its Form N-Q. The Company’s Form N-Q will be completed and filed with the Securities and Exchange Commission as soon as practicable.

Rule 8b-25 under the Investment Company Act permits a registered investment company to file an application for an extension of time if it is impractical to furnish a required report. Because of the facts and circumstances described above, it is impractical for the Company to furnish a Form N-Q by August 29, 2011. Further, the Company strongly believes that the requested relief is consistent with the policies and purposes of the Investment Company Act as well as the protection of investors.

PART II
OTHER INFORMATION

(1)	Name and telephone number of person to contact with respect to this notification:

Kevin E. Wolf	(631)	470-2635
(Name)	(Area Code)	(Telephone Number)

SIGNATURES

     The registrant has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/	Kevin E. Wolf
Treasurer

August 26, 2011